ISSUED ON BEHALF OF RELX PLC

21 December 2020

Director Declaration

Pursuant to Listing Rule 9.6.14(2), RELX PLC (“the Company”) announces that Suzanne Wood, a Non-Executive Director of the Company, has been appointed as a Non-Executive Director of Ferguson plc, with effect from 1 January 2021. Ferguson plc is listed on the London Stock Exchange.